
06033551

FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934


SEC MAIL
PROCESSING
SECTION
2006

P.E. 1
5-1-06

For the month of May 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant's name into English)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No _x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents consolidated financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the quarter ended March 31, 2006. It contains the following tables:

- Balance Sheet
- Income statement
- Statement of changes in financial position
- Data per share
- Ratios
- Management discussion and analysis on the financial condition and results of operations of the company
- Accompanying notes to the consolidated financial statements
- Summary of share investments
- Summary schedule of credit and loans
- Trade balance and monetary position in foreign currency
- Integration and income calculation by monetary position
- Bonds and medium term notes listed in stock market
- Plants, commerce centers or distribution centers
- Main raw materials
- Sales distribution by product: domestic sales
- Sales distribution by product: foreign sales
- Integration of the paid capital stock
- Project information
- Transactions in foreign currency and conversion of income statements of foreign operations
- Notes to the consolidated financial statements

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	132,688,221	100	124,160,458	100
s02	ACTIVO CIRCULANTE	21,974,795	17	19,094,322	15
s03	EFECTIVO E INVERSIONES TEMPORALES	7,914,523	6	6,164,392	5
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	5,292,454	4	5,577,784	4
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,924,319	1	1,460,100	1
s06	INVENTARIOS	6,597,046	5	5,613,075	5
s07	OTROS ACTIVOS CIRCULANTES	246,453	0	278,971	0
s08	ACTIVO A LARGO PLAZO	1,181,222	1	1,206,855	1
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	388,703	0	380,759	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	792,519	1	826,096	1
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	48,732,238	37	46,978,965	38
s13	INMUEBLES	5,947,114	4	5,781,312	5
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	78,610,691	59	74,290,777	60
s15	OTROS EQUIPOS	0	0	0	0
s16	DEPRECIACION ACUMULADA	37,394,729	28	33,502,230	27
s17	CONSTRUCCIONES EN PROCESO	1,569,162	1	409,106	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	52,453,874	40	48,840,404	39
s19	OTROS ACTIVOS	8,346,092	6	8,039,912	6
s20	PASIVO TOTAL	65,869,345	100	70,908,139	100
s21	PASIVO CIRCULANTE	22,626,632	34	23,889,201	34
s22	PROVEEDORES	8,320,250	13	7,185,246	10
s23	CREDITOS BANCARIOS	4,443,361	7	7,279,503	10
s24	CREDITOS BURSATILES	1,428,276	2	2,674,512	4
s25	IMPUESTOS POR PAGAR	2,266,396	3	1,748,283	2
s26	OTROS PASIVOS CIRCULANTES	6,168,349	9	5,001,657	7
s27	PASIVO A LARGO PLAZO	29,649,940	45	37,267,780	53
s28	CREDITOS BANCARIOS	19,994,187	30	25,704,671	36
s29	CREDITOS BURSATILES	9,655,753	15	11,563,109	16
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	13,592,773	21	9,751,158	14
s33	CAPITAL CONTABLE	66,818,876	100	53,252,319	100
s34	CAPITAL CONTABLE MINORITARIO	18,338,850	27	17,218,220	32
s35	CAPITAL CONTABLE MAYORITARIO	48,480,026	73	36,034,099	68
s36	CAPITAL CONTRIBUIDO	25,764,129	39	17,863,814	34
s79	CAPITAL SOCIAL PAGADO	4,996,190	7	4,640,215	9
s39	PRIMA EN VENTA DE ACCIONES	20,767,939	31	13,223,599	25
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	22,715,897	34	18,170,285	34
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	30,979,901	46	26,054,123	49
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(8,264,004)	(12)	(7,883,838)	(15)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	7,914,523	100	6,164,392	100
s46	EFECTIVO	2,879,057	36	2,265,908	37
s47	INVERSIONES TEMPORALES	5,035,466	64	3,898,484	63
s07	OTROS ACTIVOS CIRCULANTES	246,453	100	278,971	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	246,453	100	278,971	100
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	0	0	0	0
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	52,453,874	100	48,840,404	100
s48	GASTOS AMORTIZABLES (NETO)	1,198,709	2	1,118,018	2
s49	CREDITO MERCANTIL	0	0	0	0
s51	OTROS	51,255,165	98	47,722,386	98
s19	OTROS ACTIVOS	8,346,092	100	8,039,912	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	500,123	6	255,898	3
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	54,659	1	0	0
s50	IMPUESTOS DIFERIDOS	1,265,527	15	1,531,104	19
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	6,525,783	78	6,252,910	78
s21	PASIVO CIRCULANTE	22,626,632	100	23,889,201	100
s52	PASIVOS EN MONEDA EXTRANJERA	12,025,283	53	8,877,260	37
s53	PASIVOS EN MONEDA NACIONAL	10,601,349	47	15,011,941	63
s26	OTROS PASIVOS CIRCULANTES	6,168,349	100	5,001,657	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	489,590	8	222,994	4
s89	INTERESES POR PAGAR	448,325	7	481,685	10
s68	PROVISIONES	0	0	0	0
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	5,230,434	85	4,296,978	86
s27	PASIVO A LARGO PLAZO	29,649,940	100	37,267,780	100
s59	PASIVO EN MONEDA EXTRANJERA	8,517,011	29	10,734,701	29
s60	PASIVO EN MONEDA NACIONAL	21,132,929	71	26,533,079	71
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	13,592,773	100	9,751,158	100
s66	IMPUESTOS DIFERIDOS	3,474,785	26	4,225,437	43
s91	PASIVOS LABORALES	2,517,491	19	2,093,376	21
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	7,600,497	56	3,432,345	35
s79	CAPITAL SOCIAL PAGADO	4,996,190	100	4,640,215	100
s37	NOMINAL	2,981,612	60	2,637,009	57
s38	ACTUALIZACION	2,014,578	40	2,003,206	43

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	30,979,901	100	26,054,123	100
s93	RESERVA LEGAL	0	0	0	0
s43	RESERVA PARA RECOMPRA DE ACCIONES	3,000,000	10	3,000,000	12
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	26,881,440	87	22,298,105	86
s45	RESULTADO DEL EJERCICIO	1,098,461	4	756,018	3
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(8,264,004)	100	(7,883,838)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(6,916,453)	84	(6,418,326)	81
s96	EFECTO ACUMULADO POR CONVERSION	(960,264)	12	(820,738)	10
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	(404,278)	5	(438,574)	6
s98	RESULTADO POR IMPUESTOS DIFERIDOS	145,718	(2)	(165,247)	2
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	(128,727)	2	(40,953)	1
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s72	CAPITAL DE TRABAJO	(651,837)	(4,794,879)
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	2,517,491	2,093,376
s74	NUMERO DE FUNCIONARIOS (*)	1,074	1,020
s75	NUMERO DE EMPLEADOS (*)	47,571	46,624
s76	NUMERO DE OBREROS (*)	42,085	40,009
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	5,963,710,450	5,297,310,450
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	45,191	139,622
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	27,524,906	100	23,895,116	100
r02	COSTO DE VENTAS	14,927,737	54	13,002,210	54
r03	RESULTADO BRUTO	12,597,169	46	10,892,906	46
r04	GASTOS DE OPERACION	9,327,843	34	8,037,312	34
r05	RESULTADO DE OPERACION	3,269,326	12	2,855,594	12
r06	COSTO INTEGRAL DE FINANCIAMIENTO	757,020	3	654,214	3
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	2,512,306	9	2,201,380	9
r08	OTROS GASTOS Y PRODUCTOS (NETO)	4,529	0	189,893	1
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	2,507,777	9	2,011,487	8
r10	PROVISIONES PARA IMPUESTOS Y PTU	867,685	3	920,944	4
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	1,640,092	6	1,090,543	5
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	7,452	0	17,292	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	1,647,544	6	1,107,835	5
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	1,647,544	6	1,107,835	5
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	(47,003)	0
r18	RESULTADO NETO	1,647,544	6	1,154,838	5
r19	RESULTADO NETO MINORITARIO	549,083	2	398,820	2
r20	RESULTADO NETO MAYORITARIO	1,098,461	4	756,018	3

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA

TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	27,524,906	100	23,895,116	100
r21	NACIONALES	19,555,285	71	17,675,659	74
r22	EXTRANJERAS	7,969,621	29	6,219,457	26
r23	CONVERSION EN DOLARES (***)	727,753	3	567,935	2
r06	COSTO INTEGRAL DE FINANCIAMIENTO	757,020	100	654,214	100
r24	INTERESES PAGADOS	963,953	127	1,066,713	163
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	161,052	21	124,271	19
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	185,746	25	29,656	5
r28	RESULTADO POR POSICION MONETARIA	(231,627)	(31)	(317,884)	(49)
r10	PROVISIONES PARA IMPUESTOS Y PTU	867,685	100	920,944	100
r32	I.S.R. - IMPAC CAUSADO	604,302	70	897,408	97
r33	I.S.R. - IMPAC DIFERIDO	150,757	17	(88,746)	(10)
r34	P.T.U. CAUSADA	112,626	13	112,282	12
r35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 1 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	27,428,863	23,749,083
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	111,231,837	100,218,649
r39	RESULTADO DE OPERACIÓN (**)	16,284,227	14,538,640
r40	RESULTADO NETO MAYORITARIO (**)	5,913,389	5,999,571
r41	RESULTADO NETO (**)	8,791,750	9,394,306
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	1,850,119	1,662,882

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	27,524,906	100	23,895,116	100
rt02	COSTO DE VENTAS	14,927,737	54	13,002,210	54
rt03	RESULTADO BRUTO	12,597,169	46	10,892,906	46
rt04	GASTOS DE OPERACION	9,327,843	34	8,037,312	34
rt05	RESULTADO DE OPERACION	3,269,326	12	2,855,594	12
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	757,020	3	654,214	3
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	2,512,306	9	2,201,380	9
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	4,529	0	189,893	1
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	2,507,777	9	2,011,487	8
rt10	PROVISIONES PARA IMPUESTOS Y PTU	867,685	3	920,944	4
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	1,640,092	6	1,090,543	5
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	7,452	0	17,292	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	1,647,544	6	1,107,835	5
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	1,647,544	6	1,107,835	5
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	(47,003)	0
rt18	RESULTADO NETO	1,647,544	6	1,154,838	5
rt19	RESULTADO NETO MINORITARIO	549,083	2	398,820	2
rt20	RESULTADO NETO MAYORITARIO	1,098,461	4	756,018	3

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	27,524,906	100	23,895,116	100
rt21	NACIONALES	19,555,285	71	17,675,659	74
rt22	EXTRANJERAS	7,969,621	29	6,219,457	26
rt23	CONVERSION EN DOLARES (***)	0	0	567,935	2
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	757,020	100	654,214	100
rt24	INTERESES PAGADOS	963,953	127	1,066,713	163
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	161,052	21	124,271	19
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	185,746	25	29,656	5
rt28	RESULTADO POR POSICION MONETARIA	(231,627)	(31)	(317,884)	(49)
rt10	PROVISIONES PARA IMPUESTOS Y PTU	867,685	100	920,944	100
rt32	I.S.R. - IMPAC CAUSADO	604,302	70	897,408	97
rt33	I.S.R. - IMPAC DIFERIDO	150,757	17	(88,746)	(10)
rt34	P.T.U. CAUSADA	112,626	13	112,282	12
rt35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	1,850,119	1,662,882

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 1 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS

DEL 1 DE ENERO AL 31 DE MARZO DE 2006 Y 2005

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

REF C.	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	1,647,544	1,154,838
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	1,907,657	1,618,425
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	3,555,201	2,773,263
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(157,517)	(1,210,308)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	3,397,684	1,562,955
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(479,397)	(552,671)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,362,948)	(1,030,870)
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(1,842,345)	(1,583,541)
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(1,987,137)	(1,074,114)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(431,798)	(1,094,700)
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	8,346,321	7,259,092
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	7,914,523	6,164,392

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	1,907,657	1,618,425
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,682,793	1,589,174
c41	+ (-) OTRAS PARTIDAS	224,864	29,251
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(157,517)	(1,210,308)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	999,946	93,459
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(12,820)	267,229
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(200,384)	(667,781)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(486,265)	(163,266)
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(457,994)	(739,949)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(479,397)	(552,671)
c23	+ FINANCIAMIENTOS BANCARIOS	335,710	141,531
c24	+ FINANCIAMIENTOS BURSATILES	(205,631)	(404,880)
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	(307,423)	54,762
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(302,053)	(344,084)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	(1,362,948)	(1,030,870)
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
c31	(-) DIVIDENDOS PAGADOS	(1,362,948)	(1,030,870)
c32	+ PRIMA EN VENTA DE ACCIONES	0	0
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSIÓN	(1,987,137)	(1,074,114)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	9,198	(5,979)
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(884,156)	(291,214)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
c37	+ (-) VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	(1,112,179)	(776,921)

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	0.88		$	1.01	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	1.11		$	1.26	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	0.88		$	1.01	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	8.13		$	6.80	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.17		$	0.13	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		2.44	veces		1.77	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		22.41	veces		11.93	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		17.93	veces		9.54	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	5.98	%	4.83	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	12.19	%	16.64	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	6.62	%	7.56	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	17.70	%	11.11	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO .	14.05	%	27.52	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	0.83	veces	0.80	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.28	veces	2.13	veces
p08	ROTACION DE INVENTARIOS(**)	8.98	veces	9.49	veces
p09	DIAS DE VENTAS POR COBRAR	15.04	dias	18.26	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	12.60	%	8.84	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	49.64	%	571.10	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.98	veces	13.31	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	31.18	%	2.76	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	60.84	%	79.32	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	3.39	veces	2.67	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	1.68	veces	0.14	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.97	veces	0.79	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.67	veces	0.56	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.33	veces	0.02	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	34.97	%	25.80	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	12.91	%	11.60	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(0.57)	%	(5.06)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	3.52	veces	1.46	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	26.26	%	34.90	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	73.73	%	65.09	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	44.49	%	27.11	%

(**) INFORMACION ULTIMOS DOCE MESES

FEMSA Reporta Crecimiento de Doble Dígito en Ingresos Totales y Rentabilidad para el 1T06

Monterrey, México, 28 de abril del 2006 Fomento Económico Mexicano, S.A. de C.V. (FEMSA) anuncia hoy sus resultados operativos y financieros para el primer trimestre del 2006.

Datos Sobresalientes:

FEMSA incrementó sus ingresos totales 15%, su utilidad de operaciones 14.5% y su utilidad neta mayoritaria 45%. Todas las unidades operativas contribuyeron al excelente crecimiento.

Coca-Cola FEMSA incrementó su volumen de ventas totales en 6.4% y su utilidad de operación en 8%. Brasil y México sobresalen con aumentos en volumen de ventas del 9% y 8%, respectivamente.

FEMSA Cerveza (excluyendo Kaiser) incrementó sus ingresos totales 11% y su utilidad de operación en 18%. El volumen de ventas nacional incrementó 3.6% y el volumen de ventas de exportación incrementó 42%, gracias al fuerte crecimiento de ventas en Estados Unidos y a una comparación favorable.

Oxxo incrementó sus ingresos 19% impulsado por la apertura neta de 73 tiendas y un incremento en las ventas-mismas-tiendas de 7.4%. Ahora contamos con más de 4,200 tiendas Oxxo en todo México.

Gracias al enfoque y determinación de nuestro equipo, hemos logrado empezar el 2006 con sólido crecimiento en todas nuestras unidades de negocio. Contamos con tendencias de consumo positivas en México y Brasil, que estamos aprovechando a través de mayores innovaciones y del fortalecimiento de nuestra ejecución en el mercado. Continuamos incrementando la colaboración entre nuestros negocios de refrescos, cerveza y tiendas de conveniencia. Estamos seguros que nuestra estrategia integrada de bebidas es la mejor forma de continuar creciendo en América Latina, y como empresa, estamos bien preparados para enfrentar los retos y oportunidades que se nos presenten en el futuro.

Kaiser representa una importante adición a nuestra estrategia de bebidas en la región. Hemos avanzado en mejorar la eficiencia en las operaciones, identificar y atacar áreas de oportunidad, e implementar iniciativas que apuntan a competir rentablemente en el largo plazo dentro de ese mercado cervecero, comentó José Antonio Fernández Carbajal, director general y presidente del consejo de FEMSA.

FEMSA Consolidado

Los ingresos totales se incrementaron 15.2% ascendiendo a 27,525 millones de pesos en el 1T06. Este incremento fue principalmente impulsado por el crecimiento de 18.6% en los ingresos totales de la cadena de tiendas Oxxo, seguido por la inclusión de un trimestre completo de las operaciones de Kaiser, y el crecimiento de 10.7% en los ingresos totales de FEMSA Cerveza y de 7.9% de Coca-Cola FEMSA. Destaca el desempeño de las ventas de refrescos en México y Brasil, y de las de cerveza en México y Estados Unidos.

La utilidad bruta se incrementó 15.6% a 12,597 millones de pesos en el 1T06, resultando en un aumento de 20 puntos base en el margen bruto, el cual representó el 45.8% de los ingresos totales. La expansión del margen bruto en el trimestre fue resultado de una mejora de 180 puntos base en el margen bruto de FEMSA Cerveza, impulsado principalmente por el incremento en los volúmenes de ventas, un alto precio por hectolitro y el impacto de una fuerte apreciación del peso en el costo de las materias primas denominadas en dólares. Esta expansión fue compensada parcialmente por una mayor contribución en los resultados consolidados de las operaciones de las tiendas Oxxo y de la inclusión de las operaciones de Kaiser; y en menor medida, a una contracción de 20 puntos base en el margen bruto de Coca-Cola FEMSA.

La utilidad de operación se incrementó 14.5% a 3,269 millones de pesos en el 1T06, resultando en una disminución de 10 puntos base en el margen de operación para llegar a 11.9% de los ingresos totales. Esta ligera disminución fue atribuida principalmente al incremento en la contribución en nuestros resultados consolidados de la cadena de tiendas Oxxo y a la inclusión de Kaiser, ya que ambos tienen un menor margen que el resto de las operaciones. Esta disminución fue compensada parcialmente por una mejora en el margen de operación de 100 puntos base en FEMSA Cerveza y un margen de operación estable del 15.2% registrado en Coca-Cola FEMSA.

La utilidad neta se incrementó 42.7% ascendiendo a 1,648 millones de pesos en el 1T06. Este incremento resultó principalmente del fuerte crecimiento en utilidad de operación combinado con una disminución en gastos financieros y una reducción en la tasa efectiva de impuestos. La disminución de 9.7% en los gastos financieros resultó principalmente de una considerable reducción en el total de deuda. Estos factores fueron más que suficientes para compensar una menor ganancia por posición monetaria debido al impacto inflacionario en nuestra menor deuda neta, y a la pérdida cambiaria dada la reevaluación del peso mexicano contra el dólar estadounidense aplicado a nuestra deuda neta denominada en dólares. La tasa efectiva de impuestos para el trimestre fue de 34.5%.

La utilidad neta mayoritaria por Unidad FEMSA fue de 0.92 pesos en el 1T06. La utilidad neta mayoritaria por cada ADS de FEMSA, usando un tipo de cambio de 10.95 pesos por dólar, fue de 0.84 dólares en el trimestre.

La inversión en activo fijo se incrementó 18.2% a 1,263 millones de pesos en el 1T06, reflejando principalmente el incremento de inversión en Coca-Cola FEMSA debido a la expansión de manufactura e inversiones de mercado en Latincentro y México, y a Oxxo por el crecimiento de nuevas tiendas, distribución directa y expansión de infraestructura.

Deuda neta consolidada. Al 31 de marzo del 2006, FEMSA registró un saldo de efectivo de 7,915 millones de pesos (723 millones de dólares), deuda a corto plazo de 1,661 millones de pesos (152 millones de dólares) y deuda a largo plazo de 33,861 millones de pesos (3,092 millones de dólares), para un saldo de deuda neta de 27,607 millones de pesos (2,521 millones de dólares), 32.8% menor en comparación al 31 de marzo del 2005, lo cual refleja una reducción en deuda de 11 mil 700 millones de pesos.

Refrescos Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de éstos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA, el cual forma parte de los anexos de este comunicado.

Cerveza FEMSA Cerveza

Con el fin de facilitar la comparación, en esta sección la información del 2006 excluye a Kaiser, la cual se discutirá por separado. La información de Kaiser y FEMSA Cerveza consolidado se presenta en las tablas anexas.

El volumen de ventas nacional aumentó 3.6% a 5.5 millones de hectolitros en el 1T06, como resultado principalmente de la fuerte demanda, la cual fue más que suficiente para compensar una comparación difícil con respecto al año pasado, puesto que la Semana Santa se celebró en el mes de marzo y en este año se llevó a cabo durante el mes de abril. Una vez más, el crecimiento fue impulsado por nuestras marcas Tecate Light, Sol e Indio.

El volumen de ventas de exportación aumentó 42.2% a 645 mil hectolitros en el 1T06, resultado principalmente del aumento de la demanda de nuestras marcas Tecate y Dos Equis en Estados Unidos, así como a una menor base de comparación con el año anterior, dada la transición con Heineken USA en el 1T05. En conjunto con Heineken USA, continuamos incrementando la cobertura y mercadeo para nuestras marcas en E.U.

Los ingresos totales se incrementaron 10.7% ascendiendo a 6,502 millones de pesos en el 1T06, resultado principalmente de un incremento de 9.8% en las ventas de cerveza y, en menor grado, al incremento del 16.7% en ventas de empaque, por el aumento de demanda de Coca-Cola FEMSA. Al crecimiento de ventas de cerveza contribuyeron positivamente los volúmenes de ventas totales así como el precio por hectolitro, los cuales registraron un incremento del 6.6% y 4.5%, respectivamente. A principios de enero del 2006, aumentamos el precio nacional en un promedio de 3.5%, lo cual combinado con el aumento en el precio implementado al final del primer trimestre del 2005, dio como resultado un 4.5% de aumento en el precio real nacional por hectolitro para el 1T06. El precio de exportación por hectolitro disminuyó 12% en el 1T06, debido principalmente a un promedio del 9% en la apreciación del peso en términos reales sobre nuestras ventas denominadas en dólares, y en menor medida, a un efecto combinado del alto crecimiento de nuestros volúmenes en la costa oeste de Estados Unidos, donde juegan un rol importante las presentaciones con un menor precio por litro, como la lata de Tecate de 24 onzas. La actividad promocional fue moderada durante el trimestre.

El costo de ventas aumentó 6.1% a 2,617 millones de pesos en el 1T06. Este incremento fue ligeramente por debajo del aumento en los volúmenes de ventas, debido al efecto neto de la mejora en la absorción del costo fijo y a eficiencias de operación en combinación con la apreciación del peso mexicano contra el dólar estadounidense en términos reales, los cuales fueron más que suficientes para compensar el aumento en los precios de algunas importantes materias primas, tales como el aluminio y la energía. La utilidad bruta se incrementó 14% ascendiendo a 3,885 millones de pesos en el 1T06, logrando una expansión de 180 puntos base del margen bruto, alcanzando 59.8% de los ingresos totales.

La utilidad de operación se incrementó 18.4% ascendiendo a 976 millones de pesos en el 1T06. Este aumento refleja un incremento en los ingresos totales y un bajo costo de ventas que compensó el incremento en los gastos de venta durante el trimestre. Los gastos de operación aumentaron 12.5% a 2,909 millones de pesos alcanzando 44.8% de los ingresos totales en el 1T06, es decir 80 puntos base más en comparación con el 1T05. Específicamente, los gastos de administración alcanzaron 890 millones de pesos, representando un incremento de 10.1% sobre los niveles del 1T05; sin embargo, esta cantidad es consistente con los últimos tres trimestres del 2005. Los gastos de venta aumentaron 13.6% a 2,019 millones de pesos, impulsados por programas orientados a fortalecer nuestra posición competitiva a largo plazo en México, como innovación de producto, esfuerzos para creación de valor de marca y aumento de la disponibilidad de nuestras cervezas. A pesar de este efecto, registramos 100 puntos base de expansión en el ación, alcanzando 15% de los ingresos totales.

Kaiser

El 13 de enero del 2006, adquirimos el control de Cervejarias Kaiser en Brasil. La información en este comunicado de prensa es para los primeros tres meses del 2006 de Kaiser como parte de FEMSA Cerveza.

En el 1T06, los ingresos totales de Kaiser alcanzaron 966 millones de pesos, con un volumen de ventas de 2.0 millones de hectolitros. El costo de ventas ascendió a 534 millones de pesos, resultando en un margen bruto de 44.7% de las ventas totales. Los gastos de operación alcanzaron 336 millones de pesos representando 34.8% de las ventas totales, con gastos de administración de 100 millones de pesos y gastos de ventas de 236 millones de pesos. La utilidad de operación alcanzó 96 millones de pesos en el 1T06, resultando en un margen de operación de 9.9%.

Durante el trimestre, cerramos el centro de ventas y distribución de Kaiser en São Paulo, y establecimos talleres de entrenamiento de ventas de cerveza para la fuerza de ventas de KOF, que ahora son los responsables de las ventas de Kaiser en São Paulo. Creamos equipos de trabajo para desarrollar un plan de acción de corto plazo para identificar oportunidades y diseñar iniciativas con nuestras marcas existentes, y al mismo tiempo, establecimos procesos para analizar y diseñar estrategias de negocio de largo plazo con enfoque en la definición de un portafolio efectivo de marcas.

Nuestro enfoque inicial es recuperar la rentabilidad de Kaiser, así como estabilizar su posición competitiva, el volumen de ventas y la escala operativa. Mientras nuestros esfuerzos principales ayudaron a mejorar la rentabilidad en el primer trimestre, esperamos incrementar el nivel de inversiones dirigidas a generar valor de marca y reforzar el mercadeo durante el resto del año.

Tiendas Oxxo FEMSA Comercio

Los ingresos totales se incrementaron 18.6% ascendiendo a 7,523 millones de pesos en el 1T06. Este incremento fue resultado principalmente de la apertura neta de 73 nuevas tiendas Oxxo en el trimestre y de 651 nuevas tiendas Oxxo durante los últimos doce meses, para llegar a un total de 4,214 Oxxos en todo el país.

Las ventas-mismas-tiendas de Oxxo se incrementaron en un promedio de 7.4%. Este crecimiento refleja el rápido ritmo de expansión y la fuerte actividad promocional, los cuales conducen a un incremento en el tráfico de nuestras tiendas. Específicamente, obtuvimos buenos resultados en las ventas-mismas-tiendas durante el mes de marzo, a pesar del efecto negativo debido a la celebración de Semana Santa en el segundo trimestre del 2006, lo que demuestra el éxito de nuestros esfuerzos por optimizar la mezcla de producto dentro de las tiendas Oxxo.

Los costos de ventas se incrementaron 18% a 5,574 millones de pesos en el 1T06, resultando en una mejora de 40 puntos base en el margen bruto, alcanzando 25.9% de los ingresos totales. Este incremento fue resultado de mejores términos de compra y esfuerzos coordinados con nuestros proveedores, para ofrecer a nuestros clientes las mejores promociones y los mejores productos.

La utilidad de operación se incrementó 4% ascendiendo a 183 millones de pesos en el 1T06, resultando en una disminución de 40 puntos base en el margen de operación, alca nzando 2.4% de los ingresos totales. Los gastos de operación aumentaron 22.3% a 1,766 millones de pesos. Los gastos de administración aumentaron 18% a 157 millones de pesos, permaneciendo en línea con el crecimiento de los ingresos totales. La presión al margen de operación se debió al incremento del 22.7% en los gastos de ventas, los cuales alcanzaron 1,609 millones de pesos en el 1T06. Este incremento se debió parcialmente a un aumento en los gastos relacionados a la mejora de capacidad en la distribución directa, así como al cierre de algunos centros de distribución existentes; al final del año contaremos con 8 centros de distribución en el país, todos construidos durante los últimos cinco años. Los gastos de venta también fueron impactados por los costos relacionados con la expansión de tiendas Oxxo del año pasado, tales como incrementos en la compensación basada en el desempeño y la adición de nuevo personal para laborar en las nuevas oficinas en Colima, Tapachula y Tuxtla Gutiérrez. Finalmente, observamos un aumento en los costos de electricidad por tienda, como resultado de aumento en tarifas, altas temperaturas y un incremento en el consumo de energía a medida que aumentamos nuestra disponibilidad de alternativas de comida rápida.

Declaracion de funcionarios:

'Los suscritos manifestamos bajo protesta decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas'

José Antonio Fernández Carbajal	Javier Astaburuaga Sanjines
Director General	Diretor de Finanzas

Las principales políticas contables de la Compañía están de acuerdo con los PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aún cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a)Reconocimiento de los Efectos de la Inflación:

El reconocimiento de los efectos de la inflación en la información financiera consiste en:

Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados;

Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de los correspondientes factores de inflación;

Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización, aplicando costos de reposición y la actualización mediante la aplicación de factores de inflación a los activos no monetarios; e

Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del mismo poder adquisitivo, utilizando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

b)Efectivo y Valores de Realización Inmediata:

El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa cuyo vencimiento original es menor a tres meses, valuados a valor de mercado.

c)Inventarios y Costo de Ventas:

Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección y costos de traslado entre plantas y dentro de las mismas.

d)Otros Activos Circulantes:

Los otros activos circulantes están integrados por pagos por servicios que serán recibidos en los siguientes 12 meses y por el valor de mercado de los instrumentos financieros derivados con vencimiento en el corto plazo.

Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones. Estos costos se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e)Botellas y Cajas:

Las botellas y cajas retornables se registran a su costo de adquisición y son actualizadas a su valor de reposición. Hasta diciembre del 2005 FEMSA Cerveza consideraba las botellas y cajas como parte de sus inventarios. A partir del 1ro de enero de 2006, FEMSA Cerveza reclasificó el saldo de botellas y cajas retornables a la cuenta de propiedad, planta y equipo por considerarse un activo de largo plazo.

Existen dos tipos de botellas y cajas retornables:

Aquellas que están en control de la Compañía, a las cuales nos referimos como botellas y cajas en plantas y centros de distribución; y

Aquellas que han sido entregadas a los clientes, a las cuales nos referimos como botellas y cajas en el mercado.

Para efectos de la información financiera, la rotura de botellas y cajas retornables en plantas y centros de distribución es registrada como un gasto en el momento en que se incurre.

Las botellas y cajas retornables de FEMSA Cerveza en el mercado están sujetas a acuerdos con clientes en los cuales FEMSA Cerveza es la propietaria. Estas botellas y cajas son controladas por personal de ventas durante sus visitas periódicas a los clientes y cualquier rotura que se identifique es cargada al cliente. Las botellas y cajas que no son sujetas a este tipo de acuerdos, se registran como gasto una vez que se le entregan al cliente. Hasta diciembre de 2004, para efectos fiscales, el costo de las botellas y cajas se deducía al momento de su compra. A partir de 2005, FEMSA Cerveza, autorizado por la autoridad correspondiente, decidió cambiar el criterio fiscal para la deducción de las botellas al considerarlo activo fijo y calcular su depreciación usando el método de línea recta a una tasa del 10%.

Las botellas y cajas retornables de Coca-Cola FEMSA en el mercado por las cuales se recibe depósito de los clientes, se presentan netas de dichos depósitos, y la diferencia entre el costo y los depósitos recibidos, se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, y representan la mayor parte de las botellas y cajas entregadas al mercado, se reconocen como gasto de ventas cuando son puestas a disposición del cliente. La depreciación es calculada solo para efectos fiscales usando el método de línea recta a una tasa del 10% anual.

La Compañía estima que el gasto por rotura en plantas y en centros de distribución es similar al gasto por depreciación calculado con una vida útil estimada de: cinco años para la botella retornable de cerveza, cuatro años para la botella de vidrio retornable de refrescos y cajas de plástico, y de un año para botellas de plástico retornable de refrescos.

f) Inversión en Acciones:

La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales no se tiene influencia significativa, se registra al costo de adquisición y se valúan a valor de mercado si tienen un valor de mercado observable o mediante la aplicación de factores de inflación del país de origen.

g) Propiedad, Planta y Equipo:

La propiedad, planta y equipo se registra originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen. La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son estimadas por la Compañía en coordinación con peritos valuadores independientes,

La vida útil estimada de los principales activos de la Compañía se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de refrigeración	4-5
Equipo de cómputo	3-4

h)Otros Activos:

Los otros activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y son amortizados a través de dos métodos, de acuerdo con los términos de dichos acuerdos:

-Método de volumen de ventas, en el cual la amortización se registra en base en la proporción del volumen vendido por el cliente sobre el volumen de ventas objetivo del mismo (aproximadamente el 85% de los acuerdos de FEMSA Cerveza se amortizan bajo este método).; y

-Método de línea recta, en el cual la amortización se registra durante la vida del contrato (el restante 15% de los acuerdos con clientes de FEMSA Cerveza y el 100% de los acuerdos de Coca-Cola FEMSA se amortizan bajo este método).

Adicionalmente, para los acuerdos amortizados por medio del método de volumen de ventas, periódicamente se compara la amortización bajo este método y la amortización que hubiera resultado del cálculo del método de línea recta, y se registra una provisión en el caso de que el resultado del cálculo por medio del método de volumen de ventas sea menor al resultado del cálculo del método de línea recta.

Las mejoras en propiedades arrendadas, las cuales se actualizan aplicando factores de inflación, se amortizan en línea recta de acuerdo a la vida útil estimada del activo arrendado o al periodo establecido en el contrato, el que sea menor.

i)Activos Intangibles:

Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el periodo en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

Gastos por inicio de actividades que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan aplicando factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento; y en la fase de desarrollo se actualizan aplicando factores de inflación y se amortizan en línea recta en un periodo de cuatro años. Las erogaciones que no cumplen con los requisitos, así como los costos de investigación, se registran en resultados en el momento en que se incurren.

Los activos intangibles con vida indefinida no están sujetos a amortización y son objeto de una evaluación periódica para determinar si existe deterioro en el valor de los activos. La Compañía cuenta principalmente con los siguientes activos intangibles de vida indefinida:

Derechos para producir y distribuir productos de la marca Coca-Cola en los territorios adquiridos a través de la compra de Panamco. Estos derechos están representados mediante contratos comunes que The Coca-Cola Company tiene celebrados con embotelladores fuera de los Estados Unidos de América para la venta del concentrado de ciertas marcas de The Coca -Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado; y

Marcas y derechos de distribución registrados con la adquisición del 30% de FEMSA Cerveza y pagos hechos por FEMSA Cerveza para la adquisición de franquicias previamente otorgadas. Estos activos se actualizan utilizando factores de inflación.

Marcas y derechos de distribución registrados con la adquisición del 30% de FEMSA Cerveza
y pagos hechos por FEMSA Cerveza para la adquisición de franquicias previamente otorgadas. Estos activos se actualizan utilizando factores de inflación.

Marcas registradas, derechos de administración de arrendamiento y derecho de propiedad industrial pagados por FEMSA Comercio en la adquisición de cadenas de conveniencia.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificada directamente con un activo intangible. El crédito mercantil se registra en la moneda funcional de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. Hasta el 31 de diciembre de 2004, el crédito mercantil se amortizaba en línea recta en un periodo no mayor a 20 años.

j) Deterioro de Activos de Larga Duración y Crédito Mercantil:

La Compañía revisa el valor de los activos de larga duración para determinar si existe un deterioro en el valor, comparando los flujos de efectivo que estima genere ese activo en el futuro, contra su valor en libros.

Para activos de larga duración, tales como propiedad, planta y equipo, activos intangibles identificados y otros activos, la Compañía realiza pruebas de deterioro cada vez que eventos o cambios en las circunstancias indican que el valor de un activo, o grupo de activos, puede no ser recuperable por medio de los flujos de efectivo esperados.

Para el crédito mercantil, la Compañía lleva a cabo pruebas de deterioro anuales y cada vez que existan indicios de que el valor de dicho activo excede su valor razonable.

cantil, se reconocen en resultados en la cuenta de otros gastos.

k) Pagos de The Coca-Cola Company:

The Coca-Cola Company participa en los programas de publicidad y promociones, así como en el de inversión en refrigeradores de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción de los gastos de venta. Los recursos recibidos por el programa de inversión en equipo de refrigeración, se registran reduciendo la inversión de la Compañía en equipo de refrigeración.

l) Obligaciones de Carácter Laboral:

Las obligaciones de carácter laboral se integran de los pasivos por plan de pensiones y jubilaciones, prima de antigüedad, servicios médicos posteriores al retiro e indemnizaciones por causa distinta de reestructuración, y se determinan a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. A partir de enero de 2005 entró en vigor el Boletín D-3 Revisado Obligaciones Laborales el cual establece el reconocimiento de un pasivo laboral por las indemnizaciones distintas a reestructuraciones, de acuerdo a cálculos actuariales basados en la experiencia de los últimos 3 años de la Compañía. Hasta el 31 de diciembre de 2004, estas indemnizaciones se reconocían en resultados en el momento en que se tomaba la decisión de despedir al personal.

Estas obligaciones se consideran partidas no monetarias, las cuales se actualizan aplicando supuestos económicos de largo plazo. El incremento en el saldo de las obligaciones laborales se registra en los resultados de operación del ejercicio, y el costo de los servicios pasados se amortiza en el periodo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y 20 años en el caso de servicios médicos posteriores al retiro, ambos a partir de 1996. En el caso de indemnizaciones por causa diferente a reestructuración el tiempo de amortización es de 19 años, contados a partir de 2005.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en otros gastos, en el momento en que se toma la decisión de despedir al personal bajo un programa formal o por causas específicas.

m) Reconocimiento de los Ingresos:

Los ingresos se reconocen de acuerdo con los términos de embarque establecidos, de la siguiente manera:

Las ventas nacionales, al momento en que los productos se entregan al cliente y éste toma posesión de los productos (LAB destino). Las ventas nacionales se definen como el efectivo generado por la Compañía por las ventas realizadas en el país donde las subsidiarias operan; al 31 de Marzo de 2006 y 2005, las ventas nacionales representan aproximadamente el 96% y 97% de las ventas totales consolidadas, respectivamente.

Las ventas de exportación, al momento que los productos salen de la fábrica a los clientes (LAB punto embarque).

Las ventas netas reflejan las unidades vendidas a precio de lista, disminuyendo las promociones, descuentos y la amortización de los acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía.

n) Gastos de Operación:

Los gastos de administración incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los gastos capitalizados del sistema integral de negocio.

Los gastos de venta incluyen:

Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.

Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas; y

Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:

El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU) son registrados en resultados conforme se incurren, incluyendo el impuesto diferido. El ISR diferido resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos incluyendo el beneficio de las pérdidas fiscales. El ISR diferido activo se registra sólo cuando existe alta probabilidad de que se pueda recuperar. Para determinar la PTU diferida, se consideran únicamente las diferencias temporales que resulten en la conciliación entre la utilidad neta y la utilidad gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo (IMPAC) pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable a resultados se determina comparando el saldo de impuestos diferidos al final y al inicio del ejercicio, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable, los cuales se registran en la misma cuenta del capital contable que les dió origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público (SHCP) para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye el impuesto proporcional de las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada hasta el 2004 al 60% de su participación accionaria. A partir de 2005 se elimina esta limitación por lo tanto, la Compañía podrá incluir las utilidades o pérdidas de sus renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual.

p) Resultado Integral de Financiamiento:
El resultado integral de financiamiento está integrado por los siguientes conceptos:

Intereses: Los gastos y productos financieros son registrados cuando se devengan;

Fluctuación Cambiaria: Las transacciones en monedas extranjeras se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre de la fecha del último estado de situación financiera presentado. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto por la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica y los saldos de financiamiento intercompañías se consideran inversiones a largo plazo; y

Resultado por Posición Monetaria: El resultado por posición monetaria es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica. Posteriormente el resultado por posición monetaria de las subsidiarias en el extranjero se convierte a pesos mexicanos utilizando el tipo de cambio de cierre de la fecha del último estado de situación financiera presentado.

q) Instrumentos Financieros Derivados:

A partir del 1° de enero de 2005, entró en vigor el Boletín C-10 Instrumentos Financieros Derivados y Operaciones de Cobertura, (C-10). De acuerdo al Boletín C-10 la Compañía valúa y registra todos los instrumentos financieros derivados y de cobertura, incluyendo ciertos instrumentos financieros derivados implícitos en otros contratos, en el balance como un activo o pasivo a valor razonable. Los cambios en el valor razonable de los instrumentos financieros derivados son registrados en resultados del ejercicio u otras partidas de la utilidad integral, dependiendo del tipo de instrumento de cobertura y de la efectividad de la cobertura.

Antes del Boletín C-10, los instrumentos contratados para fines de cobertura eran valuados usando el mismo criterio de valuación aplicado a los activos o pasivos cubiertos, y sus valores razonables eran revelados en notas a los estados financieros. Adicionalmente, los instrumentos financieros derivados contratados para fines distintos de cobertura eran valuados y registrados a valor razonable. La diferencia entre el valor inicial de los instrumentos financieros derivados y su valor razonable era registrada en el estado de resultados.

A partir de 2005, la Compañía identifica los instrumentos financieros derivados implícitos de todos sus contratos cuando los riesgos implícitos generados o cubiertos difieren en sus características económicas y riesgos, resultando en un comportamiento y características similares a los que presenta un instrumento financiero común. Estos instrumentos financieros derivados implícitos son separados del contrato principal y valuados de forma independiente.

r) Otras Partidas de la Utilidad Integral:

El resultado acumulado por tenencia de activos no monetarios representa la suma de las diferencias entre el valor en libros y los valores actualizados que se determinan al aplicar el factor inflacionario a los activos no monetarios tales como inventarios y activo fijo, y su efecto en el estado de resultados cuando estos son consumidos o depreciados, neto del efecto correspondiente a impuestos diferidos.

s) Provisiones:

La Compañía reconoce provisiones cuando por eventos pasados se genera una obligación que probablemente resultará en la utilización de recursos económicos, siempre que se pueda estimar razonablemente el monto de la obligación. Dichas provisiones se registran a su valor presente neto, cuando el efecto de descuento es significativo.

t) Aportaciones al Capital de Subsidiarias:

La Compañía reconoce la emisión de acciones de las subsidiarias como una transacción de capital, en la cual la diferencia entre el valor en libros de las acciones y el monto aportado por el minoritario o un tercero, se registra como una prima en suscripción de acciones.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	100.00
COMPAÑIA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00
FEMSA LOGISTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00
GRUPO INMOBILIARIO SAN AGUSTIN	TENEDORA DE ACCIONES	198,445,862	100.00

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Final

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
IEQSA	EMBOTELLADO	98,232	33.68	59,692	149,855
CICAN	EMBOTELLADO	9,620	48.10	36,154	35,575
BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	64,208
KSP	BEBIDAS	226,647	12.14	78,747	88,857
INDUSTRIA MEXICANA DE RECICLAJE S.A. DE C.V.	RECICLAJE	84,350	35.00	84,350	82,791
CIA DE SERVICIOS DE BEBIDAS REFRESCANTES S.A. DE C	DISTRIBUCION DE BEBIDAS	26,000	26.00	26,000	20,596
OTRAS ASOCIADAS (4) (NO. DE ASOC.:)		2	1.00	0	350,637
TOTAL DE INVERSIONES EN ASOCIADAS				315,291	792,519
OTRAS INVERSIONES PERMANENTES					0
TOTAL				315,291	792,519

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
BANAMEX	19/11/2012	10.79	6,250	0	43,750	70,000	100,000	280,000						
BANAMEX	19/11/2012	9.94	12,500	0	87,500	140,000	200,000	560,000						
BANAMEX	19/11/2012	10.83	6,250	0	43,750	70,000	100,000	280,000						
BANAMEX	19/11/2012	11.08	6,250	0	43,750	70,000	100,000	280,000						
BANCOMER	20/08/2009	10.40	0	0	0	1,155,000	0	0						
BANCOMER	30/09/2008	9.41	0	0	0	0	0	636,148						
BANCOMER	30/09/2008	9.79	0	0	0	0	0	1,000,000						
BANCOMER	01/12/2007	7.63	0	0	881,250	0	0	0						
CITIBANK	05/08/2015	9.87	0	0	0	0	0	500,000						
HSBC	16/12/2011	10.57	0	0	0	0	216,667	433,333						
HSBC	08/07/2015	9.78	0	0	0	0	0	500,000						
SANTANDER	25/04/2006	3.37	3,333	0	0	0	0	0						
SANTANDER	28/02/2011	7.33	19,048	0	33,334	19,048	19,048	4,762						
SANTANDER	03/04/2006	2.93	45,000	0	0	0	0	0						
SANTANDER	15/04/2015	9.97	0	0	0	0	0	1,000,000						
SANTANDER	15/04/2015	9.95	0	0	0	0	0	600,000						
SANTANDER	07/10/2010	4.68	1,709	0	3,418	1,709	1,709	0						
SCOTIA	31/10/2006	8.12	120,000	0	0	0	0	0						
SCOTIA	31/07/2008	8.12	32,000	0	48,000	0	0	0						
SCOTIA BANK INVERLAT	27/09/2010	10.72	0	0	0	0	1,405,000	0						
SCOTIA BANK INVERLAT	23/08/2012	10.06	0	0	0	0	0	550,000						
BANCO DE BRASIL	24/11/2006	17.47							288,114	0	0	0	0	0
BANCO INDUSTRIAL	29/12/2006	11.00							29,542	0	0	0	0	0
BANCOMER	26/10/2006	4.74							5,476	0	0	0	0	0
BANCOMER	31/08/2010	9.30							0	0	0	0	71,928	0
BANCOMER	31/08/2010	9.85							0	0	0	0	1,638,068	0
BANCOMER	20/08/2008	7.99							0	0	881,250	0	0	0
BANCOMER	26/10/2012	4.83							158,790	0	0	0	0	0
BANCO DE TOKIO	26/10/2012	10.78							0	0	0	0	0	273,775
BARCLAYS	30/06/2012	10.98							0	0	0	0	0	273,775
BAYERISHE	16/10/2006	4.54							1,416	0	0	0	0	0
BAYERISHE	15/05/2006	4.76							644	0	0	0	0	0
BAYERISHE	02/05/2006	4.94							590	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BAYERISHE	30/11/2008	4.98							6,863	0	13,726	0	0	0
BAYERISHE	31/07/2006	5.29							406	0	0	0	0	0
BAYERISHE	30/01/2007	5.28							965	0	0	0	0	0
BAYERISHE	28/09/2006	5.59							891	0	0	0	0	0
BAYERISHE	30/04/2007	4.94							1,420	0	710	0	0	0
BAYERISHE	02/08/2007	5.19							5,129	0	2,565	0	0	0
BAYERISHE	30/04/2007	4.84							2,434	0	1,217	0	0	0
BAYERISHE	31/01/2008	5.19							1,885	0	1,886	0	0	0
BAYERISHE	29/05/2013	4.95							28,167	0	56,334	28,167	28,167	70,417
BAYERISHE	26/06/2006	4.88							645	0	0	0	0	0
BAYERISHE	15/05/2007	4.76							1,224	0	612	0	0	0
BAYERISHE	15/12/2006	4.87							3,343	0	0	0	0	0
BAYERISHE	30/06/2010	3.44							37,518	0	75,036	37,518	18,759	0
BAYERISHE	30/06/2009	3.27							27,214	0	54,428	13,607	0	0
BAYERISHE	27/10/2012	10.86							0	0	0	0	0	273,775
BNB	15/12/2006	18.66							40,523	0	0	0	0	0
BNDES	17/04/2006	21.50							54	0	0	0	0	0
BONOS COLOMBIA	16/08/2006	7.90							215,014	0	0	0	0	0
BONOS COLOMBIA	09/08/2007	8.92							0	0	163,787	0	0	0
BRADESCO	12/03/2007	17.80							17,926	0	0	0	0	0
BRADESCO	01/03/2007	5.52							386,896	0	0	0	0	0
BRADESCO	16/02/2009	12.50							0	0	9,048	4,844	0	0
CAJA MADRID	27/05/2009	10.91							0	0	0	164,265	0	0
CITI ARGENTINA	05/05/2006	9.06							163,554	0	0	0	0	0
CITIBANK	09/06/2006	17.92							74,036	0	0	0	0	0
CITIBANK	01/11/2006	8.95							2,190,200	0	0	0	0	0
GECAPITAL	12/12/2008	7.82							6,600	0	8,066	0	0	0
ITAU	15/09/2006	18.32							28,120	0	0	0	0	0
ITAU BUENOS AIRES	16/12/2006	9.25							62,222	0	0	0	0	0
JP MORGAN	01/07/2009	7.25							0	0	0	3,271,351	0	0
KOF VENEZUELA	16/12/2006	12.50							61,122	0	0	0	0	0
KOF VENEZUELA	16/12/2006	12.00							336,170	0	0	0	0	0
UNIBANCO	15/12/2006	21.24							3,766	0	0	0	0	0
UNIBANCO	15/12/2008	22.49							2,142	0	33,949	0	0	0
BOTORANTIN	15/06/2009	22.20							0	0	0	5,636	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
WACHOVIA	15/01/2012	4.97							0	0	0	0	0	273,775
WACHOVIA	15/01/2012	11.36							0	0	0	0	0	273,775
WACHOVIA	15/01/2012	5.25							0	0	0	0	0	164,265
STANDARD CHARTERED BANK	27/05/2012	5.20							0	0	0	0	0	54,755
STANDARD CHARTERED BANK	27/05/2012	11.04							0	0	0	0	0	273,775
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			252,340	0	1,184,752	1,525,757	2,142,424	6,624,243	4,191,021	0	1,302,614	3,525,388	1,756,922	1,932,087

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
BANAMEX	03/07/2008	10.08	0	0	1,250,000	0	0	0						
BANAMEX	02/07/2009	10.35	0	0	0	1,250,000	0	0						
SCOTIA	20/04/2007	8.37	0	0	1,905,753	0	0	0						
SCOTIA	11/07/2008	8.92	0	0	2,500,000	0	0	0						
SCOTIA	18/04/2008	9.24	0	0	1,250,000	0	0	0						
SCOTIA	10/07/2009	9.90	0	0	0	500,000	0	0						
SCOTIA	16/04/2010	10.40	0	0	0	0	1,000,000	0						
SCOTIA	13/11/2006	8.65	1,428,276	0	0	0	0	0						
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			1,428,276	0	6,905,753	1,750,000	1,000,000	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DESGLOSE DE CREDITOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Final

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
PROVEEDORES VARIOS	31/12/2006	0.00	5,347,215	0	0	0	0	0						
PROVEEDORES VARIOS	31/12/2006	0.00							2,973,035	0	0	0	0	0
TOTAL PROVEEDORES			5,347,215	0	0	0	0	0	2,973,035	0	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
OTROS PASIVOS	31/12/2006	0.00	1,307,122	0	0	0	0	0						
OTROS PASIVOS	31/12/2006	0.00							3,923,312	0	0	0	0	0
TOTAL GENERAL			8,334,953	0	8,090,505	3,275,757	3,142,424	6,624,243	11,087,368	0	1,302,614	3,525,388	1,756,922	1,932,087

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA TRIMESTRE: 1 AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Final

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	373,044	4,085,203	543,744	5,954,542	10,039,745
PASIVO	866,310	9,486,961	1,372,072	15,025,565	24,512,526
CORTO PLAZO	344,226	3,769,620	753,873	8,255,663	12,025,283
LARGO PLAZO	522,084	5,717,341	618,199	6,769,902	12,487,243
SALDO NETO	(493,266)	(5,401,758)	(828,328)	(9,071,023)	(14,472,781)

OBSERVACIONES

CEDULA DE INTEGRACION Y CALCULO DE RESULTADO POR POSICION MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	16,497,742	46,992,496	(30,494,754)	0.59	(178,825)
FEBRERO	18,253,056	47,126,535	(28,873,479)	0.15	(44,178)
MARZO	14,306,619	45,718,816	(31,412,197)	0.13	(39,411)
ACTUALIZACIÓN				0.00	(554)
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	31,341
OTROS				0.00	0
TOTAL					(231,627)

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

La Compañía tiene financiamientos con diferentes instituciones, las cuales estipulan diferentes restricciones y condiciones que consisten principalmente en niveles máximos de capitalización y apalancamiento, capital contable mínimo consolidado y razones de cobertura de deuda e intereses. A la fecha de emisión de los presentes estados financieros consolidado, la Compañía cumple con todas las restricciones y condiciones establecidas en sus contratos de financiamiento.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

NO APLICA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: FEMSA | TRIMESTRE: 1 | AÑO: 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

CONSOLIDADO

Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
FEMSA CERVEZA		0	0.00
CERVEZA	PRODUCCION DE CERVEZA	33,696	74.00
HERMETAPAS	MANUFACTURA TAPAS METALICAS	18,000	87.00
TAPA ECOLOGICA	MANUFACTURA TAPAS METALICAS	4,300	94.00
LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,500	97.00
BOTELLAS DE VIDRIO	FABRICACION DE BOTELLAS DE VIDRIO	1,300	87.00
COCA COLA FEMSA		0	0.00
MEXICO	ELABORACION, EMBOTELLADO Y	1,541	66.00
GUATEMALA	ELABORACION, EMBOTELLADO Y	32	72.00
NICARAGUA	ELABORACION, EMBOTELLADO Y	54	50.00
COSTA RICA	ELABORACION, EMBOTELLADO Y	57	58.00
PANAMA	ELABORACION, EMBOTELLADO Y	54	37.00
COLOMBIA	ELABORACION, EMBOTELLADO Y	329	50.00
VENEZUELA	ELABORACION, EMBOTELLADO Y	287	59.00
BRASIL	ELABORACION, EMBOTELLADO Y	440	58.00
ARGENTINA	ELABORACION, EMBOTELLADO Y	186	78.00
FEMSA EMPAQUES		0	0.00
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES	14	76.00
VENDO	FABRICA DE REFRIGERADORES	180	72.00

OBSERVACIONES

*LA CAPACIDAD INSTALADA ESTA PRESENTADA EN MILES DE UNIDADES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO

Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					0

OBSERVACIONES

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
COCA-COLA FEMSA	0	0	0.0		
BEBIDAS EMBOTELLADAS	245,954	6,768,659	0.0	COCA-COLA	CONSUMIDOR
	0	0	0.0	COCA-COLA LIGHT	
	0	0	0.0	SPRITE CERO	
	0	0	0.0	FANTA, FRESCA	
	0	0	0.0	CIEL, DELAWARE P	
	0	0	0.0	SENZAO, BEAT	
	0	0	0.0	POWERADE,NESTE	
	0	0	0.0	MICKY AVE.,	
	0	0	0.0	CIEL ACUARIUS	
FEMSA CERVEZA	0	0	0.0		
CERVEZA	5,514	5,148,564	0.0	TECATE, TECATE LIGHT	CONSUMIDOR
	0	0	0.0	CARTA BLANCA	
	0	0	0.0	SUPERIOR, DOS EQUIS	
	0	0	0.0	DOS EQUIS LAGER	
	0	0	0.0	INDIO, SOL, BOHEMIA	
FEMSA COMERCIO	0	0	0.0		
VENTAS AL DETALLE	0	7,523,316	0.0		CONSUMIDORES
	0	0	0.0		
OTRAS VENTAS	0	114,745	0.0		
EXTRANJERAS					
BEBIDAS EMBOTELLADAS	220,210	5,996,089	0.0	COCA-COLA, AGUA CLUB	
	0	0	0.0	AGUA NATURAL, FRESCA	
	0	0	0.0	AGUA NAYA, BAVARIA	
	0	0	0.0	BLACK	
	0	0	0.0	CANADA DRY,CHINOTTO	
	0	0	0.0	GINGER ALE, HI-C HIT	
	0	0	0.0	KIST, KUAT,	
	0	0	0.0	COCA-COLA LIGHT	
	0	0	0.0	CARIOCA, DASANI	
CERVEZA	2,689	1,588,230	0.0	TECATE, DOS	CLIENTES, CONSUMIDOR
	0	0	0.0	SOL, BOHEMIA, CARTA	Y DETALLISTA
	0	0	0.0	CHIHUAHUA	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Final

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
	0	0	0.0	KAISER, BAVARIA	
	0	0	0.0	BRAVARA	
	0	0	0.0	HEINEKEN, PALMA LOUC	
	0	0	0.0	SANTA CERVA,	
	0	0	0.0	SUMMER DRAFT, XINGU	
LATA BEBIDAS	89,869	63,771	0.0	FAMOSA	INTERCER
	0	0	0.0		CARIBBEAN BOTTLERS
	0	0	0.0		LOS PORTALES/KERN
HERMETAPA	2,334,203	128,723	0.0	FAMOSA	MILLER/LABATT PENS
	0	0	0.0		COORS BREWING
	0	0	0.0		UNITED DISTILER
TAPA ECOLOGICA	86,760	18,279	0.0	FAMOSA	INTERCER
	0	0	0.0		CARIBBEAN BOTTLERS
	0	0	0.0		LOS PORTALES
FLEXIBLES (TONS)	408	18,096	0.0	GRAFO REGIA	COLGATE/PALMOL IVE
	0	0	0.0		KELLOG
BOTELLAS	8,981	12,435	0.0	SISA	INTERCER
	0	0	0.0		CARIBBEAN BOTTLERS
OTRAS VENTAS	0	143,999	0.0		
TOTAL		27,524,906			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
FEMSA CERVEZA	0	0			
CERVEZA	645	622,230	77 PAISES	TECATE, DOS	CONSUMIDORES Y
	0	0		SOL, BOHEMIA,	DETALLISTAS
	0	0		CARTA BLANCA,	
	0	0		CHIHUAHUA	
FEMSA EMPAQUES	0	0			
LATA BEBIDAS	89,869	63,771	COSTA RICA/CARIBE/	FAMOSA	INTERCER
	0	0			CARIBBEAN BOTTLERS
	0	0			LOS PORTALES/KERN
HERMETAPA	2,334,203	128,723	USA/TRINIDAD Y TOBAG	FAMOSA	MILLER/LABATT PENS
	0	0	CARIBE		COORS BREWING
	0	0			UNITED DISTILER
TAPA ECOLOGICA	86,760	18,279	CARIBE	FAMOSA	INTERCER
	0	0			CARIBBEAN BOTTLERS
	0	0			LOS PORTALES
FLEXIBLES (TONS)	408	18,096	CENTROAMERICA/	GRAFO REGIA	COLGATE/PALMOLIVE/
	0	0	COLOMBIA/DOMINICA		KELLOG
BOTELLAS	8,981	12,435	CARIBE	SISA	INTERCER
	0	0			CARIBBEAN BOTTLERS
OTRAS VENTAS	0	143,999			
SUBSIDIARIAS EN EL EXTRANJERO					
COCA-COLA FEMSA	0	0			
CENTROAMERICA	28,132	887,368		AGUA CLUB K, FRESCA	CONSUMIDOR
COLOMBIA	42,079	1,159,754		AGUA NATURAL, KIST	
VENEZUELA	41,053	1,286,933		AGUA NAYA,	
BRASIL	67,837	1,913,600		BAVARIA, BLACK FIRE	
ARGENTINA	41,109	748,434		CANADA DRY, CHINOTTO	
	0	0		GINGER ALE, HI-C HIT	
	0	0		JUIZ. KUAT, CEPITA	
	0	0		COCA-COLA LIGHT	
	0	0		CARIOCA, FANTA	
	0	0		COCA-COLA,	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN FEMSA

TRIMESTRE 1 AÑO 2006

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS EXTRANJERAS

Impresión Final

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
FEMSA CERVEZA	0	0			
BRASIL	2,044	965,999		KAISER, BAVARIA,	CONSUMIDORES Y
	0	0		BRAVARA,	DETALLISTAS
	0	0		SANTA CERVA	
	0	0		PALMA LOUCA, SOL	
	0	0		SUMMER DRAFT, XINGU	
TOTAL		7,969,621			

OBSERVACIONES

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Final

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B	0.0000	0	600,000,000	2,482,140,090	0	2,482,140,090	300,000	2,681,855
D	0.0000	0	0	2,881,570,360	0	2,881,570,360	0	0
TOTAL			600,000,000	5,363,710,450	0	5,363,710,450	300,000	2,681,855

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 5,963,710,450

OBSERVACIONES

INFORMACION DE PROYECTOS (Proyecto, Monto Ejercido y Porcentaje de Avance)

NO APLICA

Incorporacion de subsidiarias en el extranjero.

Los registros contables de las subsidiarias en el extranjero se preparan en la moneda local del país de origen y de acuerdo con los principios contables aplicables para cada país. Para efectos de incorporar los estados de situación financiera individuales de cada subsidiaria extranjera en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio de cierre a la fecha del último estado de situación financiera presentado.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable formando parte de la utilidad neta integral.

El tratamiento contable del costo integral de financiamiento cuando la Compañía designa la inversión neta de adquisición en una subsidiaria en el extranjero como cobertura económica de la misma adquisición, es el siguiente:

La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento; y

El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte del resultado por posición monetaria no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

A la fecha de los presentes estados financieros la Compañía no tiene designada ninguna inversión como cobertura económica.

Para efectos del cálculo de la posición monetaria y fluctuación cambiaria de las subsidiarias en el extranjero, los saldos de financiamiento intercompañías se consideran inversiones a largo plazo, por lo que el resultado por posición monetaria y la fluctuación generados por dichos saldos, se registran en la cuenta de resultado acumulado por conversión, en el capital contable como parte de la utilidad neta integral. Los saldos de financiamiento intercompañías se consideran inversiones de largo plazo dado que no se planea su pago en el corto plazo.

NOTAS A LOS ESTADOS FINANCIEROS

s51: ESTA FORMADO POR LOS DERECHOS DE DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS
s67: ESTA COMPUESTO POR LAS OBLIGACIONES LABORALES DE LA COMPAÑIA
r23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE LAS VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE MARZO DEL 2006 QUE FUE DE 10.9510 PESOS POR DÓLAR.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,996,089 Y PS. 5,502,187 PARA EL 2006 Y 2005, RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR AS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,996,089 Y PX. 5,502,187 PARA EL 2006 Y 2005, RESPECTIVAMENTE.
rt23: LOS SALDOS EN DÓLARES FUERON DETERMINADOS DIVIDIENDO EL SALDO DE VENTAS EN MONEDA EXTRANJERA ENTRE EL TIPO DE CAMBIO DE CIERRE DE DICIEMBRE DEL 2005 QUE FUE DE 10.9510 PESOS POR DOLAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2006

Fomento Económico Mexicano S.A. de C.V.

By: /s/ Javier Astaburuaga
Name: Javier Astaburuaga Sanjines
Title: Chief Financial Officer